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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [X]Form 10-QSB [ ]Form
N-SAR

                  For Period Ended: June 30, 2000

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
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Read attached instruction sheet before preparing form. Please print or type.

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

AURIC METALS CORP.
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Full Name of Registrant

Former Name if Applicable

1475 TERMINAL WAY, SUITE E
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Address of Principal Executive Office (STREET AND NUMBER)

RENO, NEVADA        89502
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City, State and Zip Code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)


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[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)


In the beginning of July, 2000, the Registrant changed its certifying accountants from Andersen, Andersen & Strong, L.C. to Richard E. Eisner & Company, LLP ("Eisner"), which change was reported on the Registrant's Current Report on Form 8-K dated July 14, 2000.

Due to the change to Eisner, the Registrant was unable to timely file its Form 10-KSB for the year ending March 31, 2000 (the "2000 Form 10-KSB"), and is still in the process of finalizing the 2000 Form 10-KSB. As a result, the Registrant has been unable to complete the preparation of its unaudited consolidated financial statements for the quarter ended June 30, 2000 (the "Second Quarter Financial Statements"), and is unable to file its Quarterly Report on Form 10-QSB in a timely manner without unreasonable effort or expense. Therefore, the Registrant seeks relief pursuant to Rule 12b-25(b).



                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Marc J. Schwartz                      678                 731-0007
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           (Name)                          (Area Code)        (Telephone Number)


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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [ ] Yes [X] No


         The Registrant has not filed the 2000 Form 10-KSB.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant expects to report a net loss of approximately $1,445,000 for the quarter ended June 30, 2000 compared to net income of $4,000 for the quarter ended June 30, 1999. This change is due primarily to the non-cash compensation charge of $2,080,000 and consulting fees of $120,000 incurred in the quarter ended June 30, 2000, which was partially offset by the gain realized on the sale of securities of approximately $1,139,000 during such quarter.


                                    SIGNATURE

                  AURIC METALS CORP. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 15, 2000

                                             By: /s/ Marc J. Schwartz
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                                                  Marc J. Schwartz
                                                  Vice President


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